Mail Stop 4561
Via fax: (905) 762-6295

February 19, 2010

Paul McFeeters
Chief Financial Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario
Canada N2L 0A1

      Re: Open Text Corporation
             Form 10-K for the Year Ended June 30, 2009
             Filed on August 21, 2009
             File No. 000-27544

Dear Mr. McFeeters:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief